San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (R.O.C.)

October 24, 2012

Securities and Exchange Commission, Division of Corporate Finance

Attn: Mr. Max A. Webb

100 F Street N.E.

Washington, D.C. 20549

Re:	San Lotus Holding Inc.

Registration Statement on Form S-1

File No. 333-176694

REQUEST FOR ACCELERATED OF EFFECTIVENESS

Dear Mr. Webb:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, San Lotus Holding Inc. hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No. 333-176694), as amended, so that it may become effective at 5 p.m. Eastern Daylight Time on October 25, 2012, or as soon as practicable thereafter.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Chen Tseng Chih Ying

Chen Tseng Chih Ying, Chief Executive Officer and Director